

02006375

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Carlos Veytia & Associates, Inc.

APR 16 2002
503

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East Main Drive, Suite 80
(No. and Street)

El Paso (City) Texas (State) 79901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos E. Veytia (915) 544-1066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

PROCESSED
APR 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlos E. Veytia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carlos Veytia & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carlos Veytia & Associates, Inc.

Statement of Financial Condition

December 31, 2001

Carlos Veytia & Associates, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholder
Carlos Veytia & Associates, Inc.
El Paso, Texas

We have audited the accompanying statement of financial condition of Carlos Veytia & Associates, Inc. as of December 31, 2001, for the period from May 15, 2001 (commencement of operations) to December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carlos Veytia & Associates, Inc. at December 31, 2001, for the period from May 15, 2001 (commencement of operations) to December 31, 2001, in conformity with generally accounting principles accepted in the United States of America.

BDO Seidman, LLP

March 15, 2002

Carlos Veytia & Associates, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$ 58,529**
Due from clearing brokers (Note 1)	**18,145**
Due to affiliate (Note 5)	**35,787**
Prepaid and other assets	**2,665**
	$115,126

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	**$ 23,750**
Commitments and contingencies (Notes 2, 3 and 4)	
Stockholder's equity (Note 2)	**91,376**
	$115,126

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Carlos Veytia & Associates, Inc. ("Company") was organized as a Texas corporation and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Income Taxes

The Company and its stockholder have elected S corporation status under the Internal Revenue Code and the tax laws of the states in which it operates. As a result, the Company is not liable for Federal income tax and a portion of certain state income taxes. The stockholder has to reflect Company income in his individual income tax returns.

Cash Equivalents

The Company considers cash equivalents as highly liquid investments purchased with original maturities of three months or less.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreements

The Company has clearing agreements with three brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers' account. The brokers have custody of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to brokers or as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

2. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2001, the Company had regulatory net capital of $52,924 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .45 to 1.

3. Commitments and Contingencies

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Company leases office space under noncancellable lease agreements expiring through 2004. Minimum annual rentals for office space under noncancelable operating leases approximate:

Period ending December 31,

	Minimum rental payments
2002	$12,500
2003	12,500
2004	1,000
	$26,000

For the life of the lease, a portion of this space is being sublet to a related entity for 50% of the annual base rent.

4. Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker - dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in the market values of the securities.

5. Related Party Transactions

The Company has a receivable of approximately $36,000 from a related party through common ownership of the Company for various payments made on their behalf.